SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                         FORM N-54C

   NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
   SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
   1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                     COMPANY ACT OF 1940


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

              ACORN VENTURE CAPITAL CORPORATION
             (Now Known As Acorn Holding Corp.)
____________________________________________________________
                            Name

                 100 Park Avenue, 23rd Floor
                  New York, New York 10017
____________________________________________________________
            Address of Principal Business Office
            (No. & Street, City, State, Zip Code)

                       (212) 685-5654
____________________________________________________________
           Telephone Number (including area code)

                      814-00029/0-11454
____________________________________________________________
    File Number under the Securities Exchange Act of 1934


     Acorn Venture Capital Corporation (the "Company") is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of
Withdrawal:

     The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities.

     The Company has become a holding company with one wholly-owned, operating subsidiary, Recticon Enterprises, Inc. ("Recticon"). Recticon, located in Pottstown, Pennsylvania, manufactures two, three and four-inch monocrystalline silicon wafers, which are made from silicon crystals and are the basic substrate from which integrated circuits and other semiconductor devices are fabricated. Recticon's wafers are used by university research departments and microelectronic manufacturers, and are best suited for use in electronics devices employed in avionics, telecommunications and computers. The principal purpose of the Company will be to derive earnings from the operation of Recticon and possibly other businesses rather than for the purpose of obtaining dividend and interest income through the efforts of others. The Company may acquire other companies or operating businesses in the future. While there can be no assurance that any such acquisitions will be made, the Company intends only to acquire the entire or, at the least, controlling interests in such companies and have nies operate as subsidiaries of the Company.

     The Company held a Special Meeting of Stockholders on November 3, 1997, at which a majority of the outstanding voting shares of Common Stock, par value $.01 per share, (the "Common Stock") entitled to vote, were present in person or by proxy. 4,150,653 shares of Common Stock of the Company voted in favor of the proposal to withdraw the Company's election to be treated as a business development company under the Act, 21,575 shares of Common Stock voted against such proposal, and 13,650 shares abstained. The affirmative vote of (a) 67% or more of the shares of Common Stock present (in person or by proxy) at the Special Meeting, or (b) more than 50% of the outstanding shares of Common Stock, whichever is less, was required to approve this proposal. Accordingly, the proposal received more than the vote required for approval.

                          SIGNATURE

     Pursuant to the requirements of the Act, the Company has caused this Notification of Withdrawal of Election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 3rd day November, 1997.

                         ACORN VENTURE CAPITAL CORPORATION


                         By:Stephen A. Ollendorff
                            ---------------------------
                            Stephen A. Ollendorff
                            Chief Executive Officer
Attest:

Edward N. Epstein
_______________________
Edward N. Epstein
President